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EXHIBIT 12.2
GREAT WESTERN SECURITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Six months ended December 31, 2000	Six months ended December 31, 1999	Year Ended June 30, 2000	Year Ended June 30, 1999	Year Ended June 30, 1998
Income before income taxes and minority interest in net income of subsidiaries	6,276	6,529	16,561	10,305	9,923
Add:
Interest expense, including interest on deposits	13,765	9,890	21,358	17,440	16,037

Income as adjusted	20,041	16,419	37,919	27,745	25,960

Preferred dividend requirements	48	48	96	96	344
Ratio of income before provision for income taxes to income before minority interest	155%	153%	155%	153%	153%

Preferred dividend factor on pretax basis	74	73	149	147	526
Fixed charges
interest expense, including interest on deposits	13,765	9,890	21,358	17,440	16,037

Fixed charges and preferred dividends	13,839	9,963	21,507	17,587	16,563

Ratio on earnings to fixed charges and preferred dividends, including interest on deposits	1.45%	1.65%	1.76%	1.58%	1.57%

Income before income taxes and minority interest in net income of subsidiaries	6,276	6,529	16,561	10,305	9,923
Add:
Interest expense, excluding interest on deposits	1,570	1,421	2,881	1,990	771

Income as adjusted	7,846	7,950	19,442	12,295	10,694

Preferred dividend requirements	48	48	96	96	344
Ratio of income before provision for income taxes to income before minority interest	155%	153%	155%	153%	153%

Preferred dividend factor on pretax basis	74	73	149	147	526
Fixed charges
interest expense, excluding interest on deposits	1,570	1,421	2,881	1,990	771

Fixed charges and preferred dividends	1,644	1,494	3,030	2,137	1,297

Ratio on earnings to fixed charges and preferred dividends, excluding interest on deposits	4.77%	5.32%	8.42%	5.75%	8.25%

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EXHIBIT 12.2 GREAT WESTERN SECURITIES, INC. COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS